

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 6, 2023

Li Siu Lun Allan
Chief Executive Officer
Fenbo Holdings Ltd
Unit J, 19/F, World Tech Centre
95 How Ming Street
Kwun Tong, Hong Kong

> **Re: Fenbo Holdings Ltd**
> **Amendment No. 1 to Registration Statement on Form F-1**
> **Filed September 29, 2023**
> **File No. 333-274448**

Dear Li Siu Lun Allan:

We have reviewed your amended registration statement and have the following comment(s).

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our September 19, 2023 letter.

Amendment No. 1 to Registration Statement on Form F-1

Management's Discussion and Analysis of Financial Condition and Results of Operations
Six months ended June 20, 2023 compared to six months ended June 30, 2022
Results of Operations, page 58

1. We note that you discuss the change in income (loss) before tax expense. In order to provide a balanced discussion, please revise to include a discussion of your changes in tax expense and net income (loss). Your December 31, 2022 results of operations should be similarly revised.

       Please contact Heather Clark at 202-551-3624 or Hugh West at 202-551-3872 if you have questions regarding comments on the financial statements and related matters. Please contact Alex King at 202-551-8631 or Evan Ewing at 202-551-5920 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Celia Velletri